Exhibit 2
Summary of Terms
Pledge Agreement dated March 30, 2009

1.	Pledgor	DYVA Holding Ltd, Enetriederstraße 22, CH-6060 Sarnen, Switzerland

2.	Pledgee	Sparkasse KölnBonn, Hahnenstraße 57, D-50667 Köln, Germany

3.	Pledged Shares	10,832,876 shares of NuRx Pharmaceuticals, Inc. common stock owned by Pledgor have been pledged to Pledgee.

4.		• Pledged Shares are being held in a custody account opened with Pledgee.

• Pledgee has the right to deliver a notice of default in the event Pledgor fails to fulfill its obligations under the loan agreement, in which case Pledgor would have 30 days to remedy the default.

•    If Pledgor fails to remedy default prior to the expiration of the 30-day cure period, Pledgee acquires the right to foreclose on the Pledged Shares. But, prior to expiration of the 30-day cure period, Pledgor has no rights in respect of the Pledged Shares.